news release

April 16, 2015

Radius Completes Purchase of Royalty on Bayovar 12 Phosphate Project

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has completed the purchase from Focus Ventures Ltd. (“Focus”) (TSXV:FCV) of a royalty equal to 2% of Focus’s 70% interest in future phosphate production from the Bayovar 12 concession for the sum of US$1.0 million.  Under the terms of the purchase agreement, Focus has the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, Focus will retain a first right of refusal.

About Radius

Radius has been exploring for gold, primarily in Latin America, for over a decade.  The Company has a strong treasury and is looking for project acquisition and investment opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

Simon Ridgway, President and CEO

Symbols: TSXV-RDU

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements may include, without limitation, statements about the Company’s plans for its investments and properties; the Company’s business strategy, plans and outlook; the merit of the Company’s investments and properties; timelines; the future financial performance of the Company; expenditures; approvals and other matters.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities will be in accordance with its public statements and stated goals; that all required approvals will be obtained; that there will be no material adverse change affecting the Company or its investments or properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.